Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

The Directors of Progen Pharmaceuticals (ASX: PGL, NASDAQ: PGLA) refer to Progen’s announcement made on the 29th March 2010. In respect of that announcement, we disclose the remuneration package of CEO, Sue MacLeman.

•      Base salary (inclusive of superannuation): $AUD323,000

•      Short Term Incentive Plan: Annual incentive of 40% of base salary payable at the sole discretion of the board of directors.

•      Long Term Incentive Plan:

•                  Upon Commencement: 500,000 share options to vest equally on each anniversary of the Commencement Date for 3 years provided: yr1 30 day vwap exceeds 65 cents, & yr2 30 day VWAP exceeds 80 centsYr3 95 cents.

•                  On the first anniversary of the Commencement Date, 250,000 share options to vest at end yr4 provided 30 day VWAP exceeds 1.05.

•                  On the second anniversary of the Commencement Date, 250,000 share options to vest at end yr5 provided 30 day VWAP exceeds 1.15.

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development.  Progen targets the multiple mechanisms of cancer across its three technology platforms of angiogenesis, epigenetics and cell proliferation.  Progen has operations in Australia and the United States of America. www.progen-pharma.com

Paul Dixon	Lee Horobin
Company Secretary	Company Secretary
+61 7 3842 3333	+61 7 3842 3333

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.